SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    10   )*



                                  ENRON CORP.
                               (Name of Issuer)


     $10.50 Series Cumulative Second Preferred Convertible Stock, Series J
                        (Title of Class of Securities)


                                   293561601
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                            Page 1 of   5    Pages

       13G  CUSIP No.  293561601              Page   2    of   5    Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American General Corporation
       IRS #74-0483432

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)


                                                                        (b)

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas



   NUMBER OF      5    SOLE VOTING POWER

     SHARES            0

  BENEFICIALLY    6    SHARED VOTING POWER

    OWNED BY           1,832

      EACH        7    SOLE DISPOSITIVE POWER

   REPORTING           0

     PERSON
                  8    SHARED DISPOSITIVE POWER
      WITH
                       1,832

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,832


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       .1%

  12   TYPE OF REPORTING PERSON*

       HC,CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 4 of 5 Pages


Item 1.     (a)   Name of Issuer:

                  Enron Corp. (the "Issuer")

            (b)   Address of Issuer's Principal Executive Offices:

                  1400 Smith Street
                  Houston, Texas 77002

Item 2.     (a)   Name of Person Filing:

                  AMERICAN GENERAL CORPORATION ("American General")

            (b)   Address of Principal Business Office:

                  2929 Allen Parkway
                  Houston, TX 77019

            (c)   Citizenship:

                  Texas

            (d)   Title of Class of Securities:

                  $10.50 Series Cumulative Second Preferred Convertible Stock, Series J ("$10.50 Preferred Stock")

            (e)   CUSIP Number:

                  293561601

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   ( )   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   ( )   Bank as defined in section 3(a)(6) of the Act

            (c)   ( )   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   ( )   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   ( )   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   ( )   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

                                                             Page 5 of 5 Pages


            (g)   (X)   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

                                                             Page 6 of 5 Pages


Item 4.     Ownership.

            Not applicable.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            The securities which are the subject of this report are held by two of American General's wholly owned subsidiaries, American General Life & Accident Insurance Company and Gulf Life Insurance Company, which are insurance companies as that term is defined in
            Section 3(a)(19) of the Securities Exchange Act of 1934.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

                                                             Page 7 of 5 Pages



Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMERICAN GENERAL CORPORATION


Date:  January 10, 1994                   By:/s/   PETER V. TUTERS
                                             Peter V. Tuters
                                             Senior Vice President and
                                                Chief Investment Officer



sec\enron13g.bck
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